Exhibit 99.1

Borr Drilling Limited Announces Results for the Second Quarter 2019

Hamilton, Bermuda, August 29, 2019: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and six months ended June 30, 2019

Highlights in the second quarter 2019
•	Operating revenues of $86.6 million, net loss of $103.2 million and Adjusted EBITDA[1] of negative $4.9 million for the second quarter of 2019
•
The results include a $31.5 million mark to market loss related to forward contracts the Company acquired in Rowan/Ensco (renamed Valaris PLC) in 2018. The share price of Valaris was as of June 30, 2019 $8.53. This relates to a total exposure of 4.2 million shares in Valaris which has remained unchanged in 2019

•	Technical utilisation for the operating rigs was 98.8% in the second quarter and 99.0% for the first six months of 2019
•	Completed loan financings in a total amount of $645 million
•	Completed the successful activation/reactivation programmes and commencement of contracts for five premium jack-up drilling rigs
•
Entered into an agreement to sell three standard jack-up rigs for non-drilling activities with total net cash proceeds of $9 million, two of which were sold in May 2019, and the third expected to be sold early 2020

Subsequent events
•	Completed an initial public offering on the New York Stock Exchange under the ticker BORR, issuing 5,750,000 shares at a price of $9.30 per share
•	Commenced two 18-month contracts for two premium newbuild jack-up rigs with Pemex in Mexico in August 2019, under an integrated services model, bringing the total number of rigs in operation to 15
•	We have, since the beginning of 2019 secured nine contracts for seven rigs with revenue backlog in a total of approximately $300 million

Management Discussion and Analysis

Consolidated Statement of Operations (Financial Performance & Operating Results)

The Management Discussion and Analysis below focuses on our income statement by comparing the second quarter of 2019 results to the first quarter of 2019 results.

In $ million	Q2 - 2019	Q1 - 2019
Operating revenues	86.6	51.9
Gain on disposals	3.9	-

Rig operating and maintenance expenses	(81.4)	(57.1)
Depreciation of non-current assets	(24.6)	(23.9)
Impairment of non-current assets	-	(11.4)
Amortisation of contract backlog	(7.1)	(7.4)
General and administrative expenses	(14.0)	(10.1)
Total operating expenses	(127.1)	(109.9)

Operating loss	(36.6)	(58.0)
Total financial income (expenses)	(64.1)	1.8

Loss before income taxes	(100.7)	(56.2)
Income tax expense	(2.5)	(0.2)
Net loss	(103.2)	(56.4)

*For a definition of Adjusted EBITDA and why we use this measure, see page 3 of this report.

Three months ended June 30, 2019

Operating revenues were $86.6 million for the three months ended June 30, 2019 ($51.9 million for the three months ended March 31, 2019), an increase of $34.7 million. The increase was mainly due to the commencement of contracts for five rigs in the quarter; the “Odin”, “Ran”, “Gerd”, “Groa” and “Natt”, while the semi-submersible rig “MSS1” had an improved quarter due to two months of increased day rates. In addition, during the quarter the “Odin” had reimbursable logistics revenue of approximately $6.5m under its contract with Pan American Energy. The increases were partly offset by no earnings on the “C20051” in the quarter and the “Norve” ending its contract in April 2019. The “Norve” commenced a new contract in August 2019.

Gain on disposals was $3.9 million for the three months ended June 30, 2019 (nil for the three months ended March 31, 2019). The gain relates to the sale of the standard jack-up rigs “Baug” and the “C20051” in May 2019.

Total operating expenses were $127.1 million for the three months ended June 30, 2019 ($109.9 million for the three months ended March 31, 2019), an increase of $17.2 million. Total operating expenses consists of rig operating and maintenance expenses, depreciation, amortisation, impairment, general and administrative expenses, and restructuring costs.

Rig operating and maintenance expenses, including reactivation and stacking costs, were $81.4 million for the three months ended June 30, 2019 ($57.1 million for the three months ended March 31, 2019), an increase of $24.3 million. The increase was primarily driven by five more rigs in operation in the second quarter as compared to the first quarter of 2019, partly offset by lower reactivation costs as compared to the first quarter of 2019. There was a total of $3.5 million in reactivation costs in the second quarter of 2019 related to the “Ran”. In addition, during the second quarter of 2019 the “Odin” had reimbursable logistics operating expenses offsetting the logistics revenue described above.

Depreciation of non-current assets was $24.6 million for the three months ended June 30, 2019 ($23.9 million for the three months ended March 31, 2019). The increase of $0.7 million was mainly due to depreciation for the rig “Thor”, which was delivered from the yard in May 2019.

There were no impairments of non-current assets for the three months ended June 30, 2019 ($11.4 million for the three months ended March 31, 2019). The impairment in the first quarter of 2019 was due to the agreement to sell the standard jack-up rig “Eir” in 2020, which reduced the book value in line with the expected sale proceeds.

Amortisation of contract backlog was $7.1 million for the three months ended June 30, 2019 ($7.4 million for the three months ended March 31, 2019), relating to acquired contracts from the Paragon transaction in 2018. We expect the remaining backlog recorded in the balance sheet of $5.6 million to be fully amortised by the end of 2019.

General and administrative expenses were $14.0 million for the three months ended June 30, 2019 ($10.1 million for the three months ended March 31, 2019), an increase of $3.9 million. The increase was mainly due to increase in legal and professional fees, partly pertaining to the US listing in July 2019, and legal costs relating to the refinancing of our debt facilities in June 2019. The second quarter expense also includes $1.0 million of non-cash charges linked to the Company’s long-term share option program ($2.0 million for the three months ended March 31, 2019).

Total financial income (expenses) net, was $(64.1) million for the three months ended June 30, 2019 (income of $1.8 million for the three months ended March 31, 2019). The principal items in the quarter were:
-	mark-to-market losses on forward contracts relating for shares in Valaris of $31.5 million,
-	other financial expenses of $8.3 million, mainly consisting of the expensing of previously capitalised costs related to refinanced debt;
-	a mark-to-market loss on the Call Spread derivative related to the Company’s convertible bonds of $5.2 million
-	interest expense of $20.1 million (additionally, interest of $4.5 million was capitalised in the quarter)

Income tax expense for the three months ended June 30, 2019 was $2.5 million ($0.2 million for the three months ended March 31, 2019), an increase of $2.3 million. The increase was directly linked to number of contracts commenced.

Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

In $ million	Q2 - 2019	Q1 - 2019
Net loss	(103.2)	(56.4)
Depreciation of non-current assets	24.6	23.9
Impairment of non-current assets	-	11.4
Amortisation of contract backlog	7.1	7.4
Total financial income (expenses)	64.1	(1.8)
Income tax expense	2.5	0.2
Adjusted EBITDA	(4.9)	(15.3)

Note - The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, amortization of contract backlog, other income and expense, gains from bargain purchase and income tax expense. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Six months ended June 30, 2019

Operating revenues for the six months ended June 30, 2019 were $138.5 million ($61.7 million for the six months ended June 30, 2018). The increase of $76.8 million is attributable to increased number of rigs in operation, both following the Paragon acquisition in March 2018 and a number of previously stacked rigs being brought into operation in the first half of 2019.

Gain from bargain purchase was $nil for the six months ended June 30, 2019 ($38.1 million for the six months ended June 30, 2018). The $38.1 million was a gain in the first half of 2018 related to the Paragon acquisition which was completed in the first half of 2018.

Gain on disposals were $3.9 million in the six months ended June 30, 2019 ($17.5 million in the six months ended June 30, 2018). The decrease of $13.6 million is explained by the sale of 16 rigs in the first half of 2018 compared with the sale of two rigs in the first half of 2019.

Total operating expenses were $237.0 million in the six months ended June 30, 2019 ($156.2 million in the six months ended June 30, 2018), an increase of $80.8 million.

Rig operating and maintenance expenses, including reactivation and stacking costs, were $138.5 million for the six months ended June 30, 2019 ($74.9 million for the six months ended June 30, 2018). The increase of $63.6 million was primarily driven by increased number of rigs in operation, reactivation of “Odin” and “Ran” in the first half of 2019, reimbursable logistics costs associated with the Odin operation in Mexico in the second quarter of 2019 and the delivery of four PPL newbuildings since June 30, 2018, partly offset by the sale of 19 standard jack-up rigs.

Depreciation of non-current assets was $48.5 million for the six months ended June 30, 2019 ($34.2 million for the six months ended June 30, 2018). The increase of $14.3 million is mainly attributable to an increased fleet following the Paragon acquisition and the delivery of four PPL jack-up rigs since the end of the second quarter 2018.

Impairment of non-current assets was $11.4 million for the six months ended June 30, 2019 ($nil for the six months ended June 30, 2018). The impairment in the first half of 2019 was due to the agreement to sell the standard jack-up rig “Eir” in 2020, which reduced the book value to the expected sale proceeds.

Amortisation of contract backlog was $14.5 million for the six months ended June 30, 2019 ($6.0 million for the six months ended June 30, 2018), an increase of $8.5 million. The contract backlog relates to acquired contracts from the Paragon transaction which was completed in the first quarter of 2018. We expect this backlog to be fully amortised by the end of 2019.

General and administrative expenses were $24.1 million for the six months ended June 30, 2019 ($18.2 million for the six months ended June 30, 2018), an increase of $5.9 million. The increase was mainly due to the Company becoming a larger organisation and operation following the Paragon acquisition, legal and professional fees pertaining to our US listing, and costs relating to the refinancing of our debt facilities in June 2019. The expense also includes $3.0 million of non-cash charges linked to the Company’s long-term share option program ($0.9 million for the six months ended June 30, 2018).

Financial income (expenses) net, was $(62.3) million for the six months ended June 30, 2019 ($(2.3) million for the six months ended June 30, 2018). The principal items in the first half of 2019 were:
-	mark-to-market losses on forward contracts relating to marketable securities of $20.0 million,
-	other financial expenses of $9.1 million, mainly consisting of the expensing of previously capitalised costs related to refinanced debt;
-	a mark-to-market loss on the Call Spread derivative related to the Company’s convertible bonds of $1.6 million
-	interest expense of $33.1 million (additionally, interest of $10.2 million was capitalised in the period)

Income tax expense for the six months ended June 30, 2019 was $2.7 million ($nil for the six months ended June 30, 2018), an increase of $2.7 million. The increase was directly linked to number of contracts commenced in the first half of 2019.

Consolidated Balance Sheet

As of June 30, 2019

The Company had total assets of $3,196.0 million as of June 30, 2019 (December 31, 2018: $2,913.7 million). The increase of $282.3 million in the first six months 2019 is primarily a result of the acquisition of the “Thor” at end of March 2019 for a total amount of $122.1 million and delivery of the newbuild “Njord” in January 2019 of $87.0 million and an increase in current assets of $103.2 million which was partly offset by ordinary depreciation and impairment of the “Eir”.

Total liabilities as of June 30, 2019, were $1,823.1 million (December 31, 2018: $1,380.2 million). The increase of $442.9 million in the first six months 2019 is mainly attributable to a $398.6 million increase in long-term debt and an increase in current liabilities.

As of June 30, 2019, total equity was $1,372.9 million (December 31, 2018 $1,533.5 million). The decrease of $160.5 million is largely attributable to the net loss in the first half of 2019 of $159.6 million and the mark-to-market effect of marketable debt securities of $4.1 million.

Consolidated Statement of Cash Flows

In $ million	Q2 - 2019	Q1 - 2019
Net loss	(103.2)	(56.4)
Net cash (used in)/ provided by operating activities	(54.9)	(13.9)
Net cash (used in)/ provided by investing activities	(51.7)	(172.1)
Net cash (used in)/ provided by financing activities	154.6	153.5
Net increase (decrease) in cash and cash equivalents	48.0	(32.5)
Cash and cash equivalents and restricted cash at beginning of period	58.8	91.3
Cash and cash equivalents and restricted cash at end of period	106.8	58.8

Three months ended June 30, 2019

Net cash used in operating activities was $54.9 million for the three months ended June 30, 2019 ($13.9  million for the three months ended March 31, 2019) and is explained mainly by the operating cash loss in the period,  interest paid of approximately $24.5 million, and by changes in working capital affecting the cash flow.

Net cash used in investing activities was $51.7 million for the three months ended June 30, 2019 ($172.1 million for the three months ended March 31, 2019) and primarily relate to payments in respect of jack-up drilling rigs of $49.8 million that relates mainly to activation costs of newbuilds, payments in respect of newbuilds of $4.6 million, purchase of debt marketable securities of $2.9 million, offset by net proceeds from sale of fixed assets of $6.2 million.

Net cash provided by financing activities was $154.6 million during the three months ended June 30, 2019 ($153.5 million provided for the three months ended March 31, 2019) and relates to total drawdowns of $544.6 million, net of deferred loan costs from issuance of long term debt. Of these drawdowns, $390.0 million were used to repay historical loan facilities.

As of June 30, 2019, the Company’s cash and cash equivalents and restricted cash amounted to $106.8 million ($58.5 million at March 31, 2019). Total available free liquidity (cash and cash equivalents excluding restricted cash, plus available amounts under available credit facilities) at the end of the second quarter was $119.8 million, including undrawn amounts under credit facilities of $75.0 million. In addition, a newbuild facility of $50.0 million will be available for drawdown at delivery of the newbuild “Tivar” from Keppel in 2020. This compares to available free liquidity of $164.4 million at the end of the first quarter of 2019. $32.6 million was transferred to restricted cash from cash and cash equivalents in the second quarter of 2019 mainly as a result of cash required in margin account for forward contracts for shares.

Six months ended June 30, 2019

Net cash used in operating activities was $68.8 million for the six months ended June 30, 2019 ($90.4  million for the six months ended June 30, 2018) and is explained mainly by the operating cash loss in the period, interest paid and changes in working capital.

Net cash used in investing activities was $223.8 million for the six months ended June 30, 2019 ($527.5 million for the six months ended June 30, 2019) and primarily relate to payments in respect of newbuilds of $133.6 million, payments and costs in respect of jack-up drilling rigs of $93.7 million that relates mainly to activation costs of newbuilds and the purchase of marketable securities of $7.8 million. This was offset by net proceeds from sale of marketable securities of $4.2 million and proceeds from sale of fixed assets of $6.8 million.

Net cash provided by financing activities was $308.1 million during the six months ended June 30, 2019 ($500.9 million provided for the six months ended March 31, 2019) and relates to drawdown of $639.6 million, net of deferred loan cost from issuance of long term debt, $58.5 million from issuance of short-term debt related to the acquisition of “Thor”. $390.0 million were used to repay historical loan facilities.

Outstanding shares

The Company effected a reverse share split at a ratio of 5-for-1 on June 26, 2019. As of June 30, 2019, the Company had a share capital of $5,326,403.25, divided into 106,528,065 shares of par value $0.05 each. The Company held 1,459,714 of its own shares in treasury at the end of the second quarter of 2019.

On July 31, 2019, the Company announced the successful initial public offering in the United States on the New York Stock Exchange (“NYSE”). A total number of 5,750,000 shares were sold in the offering. At the date of this report, the Company has a total share capital of $5,613,903.25, divided into 112,278,065 common shares, each with a nominal value of $0.05.

Fleet development
In the second quarter of 2019, the Company entered into an agreement to sell three standard jack-up rigs ”Baug”, “Eir” and “C20051”. The rigs have been sold for purposes related to non-drilling activities and will be retired from the international jack-up drilling rig fleet. Net proceeds from the sales will be approximately $9.0 million, whereof $6.0 million was received in May 2019 at the transfer of ownership of the “Baug” and “C20051”.  The remaining $3.0 million is expected within first quarter 2020 at the definitive transfer of ownership of the “Eir”, subject to certain conditions precedent. The transaction resulted in the Company recording an impairment of $11.4 million in the first quarter of 2019 for the “Eir”. The Company recognised a gain on the sale of the “Baug” and the “C20051” of $3.9 million in the second quarter of 2019. These divestments bring the total number of rigs being divested and retired from the international jack-up rig fleet to 30 by the Company, including those of Paragon, since the beginning of 2018.

The Company is, as of the date of this report, the owner of 22 premium (delivered in 2001 and after) jack-up rigs, four standard jack-up rigs (built before 2001) and one semi-submersible. Furthermore, the Company has contracts for delivery of eight rigs from yards before the fourth quarter of 2020. When all newbuild rigs have been delivered, the fleet will consist of 34 rigs, whereof 30 are premium (28 built after 2010), and one is a semi-submersible.

Operations
The premium jack-up “Odin” commenced its contract with PanAmerican Energy in Mexico in April 2019, for an estimated duration of up to nine months.

The premium jack-up rigs “Gerd” and “Natt” commenced their contracts in Nigeria with Exxon and First E&P, respectively, in mid-April 2019, each for firm periods of two years plus options.

The premium jack-up rig “Ran” commenced its contract with Spirit Energy in the North Sea in April 2019, for an estimated duration of 11 months.

The premium jack-up “Groa” was activated successfully and commenced its contract with Exxon in Nigeria in May 2019 for a firm duration of two years plus options.

The premium jack-up rig “Mist” commenced its contract with Vestigo Petroleum in Malaysia for 12 wells firm plus 3 wells option in June 2019. The estimated duration of the firm program is six months.

The premium jack-up rig “Prospector 5” commenced its contract with Neptune in the North Sea in May 2019, for an estimated duration of six months.

The premium jack-up rig “Norve” commenced its contract with BW Energy Dussafu in Gabon for a six firm wells plus two option wells in early August 2019. The estimated duration of the firm program is ten months.

The premium jack-up rig “Prospector 1” started its one well option in August 2019 with Tulip Oil for an estimated duration of 45 days. The “Prospector 1” also secured a letter of award with a European supermajor in the Netherlands for an estimated period of four to five months, commencing in the fourth quarter of 2019.

The premium jack-up rigs "Grid” and “Gersemi” commenced their contracts in the end of August 2019, for nine offshore development wells under an integrated services model with Pemex in Mexico in August 2019 for a period of approximately 18 months. Further, under this project, we will leverage on our strategic collaboration with our partner and principal shareholder, Schlumberger, to provide comprehensive oilfield services and deliver an end-to-end well solution to our customer.

The standard jack-up rig “Dhabi II” was awarded a three years contract extension with ADNOC (ADOC) in Abu Dhabi and will operate until July 2022.

The contract for the standard jack-up rig “B391” was early terminated in July 2019. The rig had been employed since March 2018 by Spirit Energy and completed P&A operations in 27 out of 29 wells it was contracted for. The Company is entitled to an early termination fee under the contract with Spirit Energy, which will be recorded in the third quarter of 2019.

In August, the Company received a letter of award for the premium jack-up rig “Prospector 5” in the North Sea, for a contract expected to commence in the third quarter 2020, for an estimated duration of 12 months.

In August, the Company was awarded its third contract from Pemex for the premium jack-up rig “Odin” with expected commencement in the fourth quarter of 2019 for an anticipated duration to be around 18 months. This is the third contract under “Cluster 2” for the Company, and the new contract will be based on the same economics and structure as the first two contracts with “Grid” and “Gersemi”.

The Company currently has a marketed available fleet of eight unemployed modern rigs, of which seven are newbuilds coming straight from the yard. Additionally, there are eight rigs under construction, whereof one rig is scheduled to be delivered later this year while seven more rigs are scheduled for delivery from the yards in 2020. This delivery schedule has historically been revised dependent on contract opportunities and flexibility from the yards.

	Total	Operating / Committed	Available	Cold Stack	Under Construction
Premium Jack-Ups	30	12	8	2	8
Standard Jack-Ups	4	2	1	1[2]
Total Jack-Ups	34
Semi - Submersible	1	1
Total Fleet	35	15	9	3	8

2 Incl. Eir, which is under sales agreement, expected to be concluded early 2020, subject to conditions

The Company currently has 15 rigs in operation; four in the North Sea, two in the Middle East, five in West Africa, one in Malaysia and three in Mexico.

The technical utilisation for the fleet was 98.8% in the second quarter of 2019 and 98.9% in 2019 to the date of this report.

Corporate Development, Investments and Financing
During the second quarter of 2019, the Company refinanced and repaid its historical credit facilities, including the $230 million revolving credit and guarantee facility, the $160 million revolving credit and guarantee facility and the $120 million bridge revolving credit facility with the facilities described below. These new facilities collectively provided $645 million in financing.

On June 25, 2019, the Company entered into a senior secured credit facilities agreement with a group of international banks, consisting of a $230 million credit facility, $50 million newbuild facility related to the rig “Tivar”, $70 million for the issuance of guarantees and other trade finance instruments. In addition, the Company entered into a $100 million senior secured revolving loan facility agreement with two banks. This facility will shortly be reduced by $50 million and transferred to the syndicated facility, which will then be increased by the same amount. There will then be $50 million remaining in the revolving credit facility, and the Company and its banks are working specifically to convert this into the main senior secured facility. Our syndicated facility starts amortising in 2021 and matures in June 2022.

On June 25, 2019, the Company entered into a $195 million senior secured term loan facility agreement with funds managed by Hayfin Capital Management LLP. A wholly-owned subsidiary of the Company is the borrower under the facility, which is guaranteed by Borr Drilling Limited and secured by mortgages over three jack-up rigs. The facility does not amortise and matures in June 2022.

Following the entry into these new financing arrangements in June 2019, the Company has no debt facility maturities until June 2022.

The Company has, based on current financing and liquidity, secured full financing for all its remaining newbuilds.

In addition to the current financing arrangements, Borr Drilling owns five unencumbered rigs, of which three are currently in operation. This creates the flexibility to increase cash position further, for instance by either sale or debt financing of the assets. The Board believes, based on offers from industrial players and valuations received from third party brokers, that the total value of these assets, including backlog, to be in the region from approximately $150 million to $200 million.

On July 31, 2019, the Company announced the completion of the initial public offering in the United States on the New York Stock Exchange (“NYSE”). A total number of 5,750,000 shares were sold in the offering, including 750,000 over-allotment, at a price of $9.30 per share. The shares started trading on NYSE on July 31, 2019 under the ticker “BORR”.

The Company holds forward contracts for shares in Valaris PLC (former Ensco Rowan PLC) with unrealised losses of $55.1 million at June 30, 2019, recorded in the balance sheet under unrealized loss on forward contracts. The total losses on these forward contracts are covered by restricted cash on the balance sheet. Total remaining exposure under the forward contracts were $36.1 million as of June 30, 2019. The Company also holds investments in Oro Negro debt securities, classified in the balance sheet as marketable securities with a value of $32.9 million. The bonds were originally purchased for of $42.5 million and had accumulated unrealized losses of $9.6 million as of June 30, 2019. The bondholders of Oro Negro have during the last quarter taken possession of the underlying assets of the bonds. The Company will over the medium-term seek to monetise these two investments. Both investments are currently trading at a significant discount to underlying values. Borr has since its inception realised incremental cash proceeds of approximately $40 million from investments in offshore industry related equities and debt. However, this is not a core part of the strategy of the Company, and the Company has in light of the present valuation of its own shares no plans for further investments in third party marketable securities.

Market
During the second quarter of 2019, global jack-up drilling rig fleet utilisation has continued its upward trend. Global competitive jack-up rig utilisation stood at 82% at the end of June 2019, an increase of three percentage points quarter-on-quarter, and utilisation was at 84% at the date of this report. Similar to the trend noted during all recent quarters, the improvement in competitive jack-up utilisation has been driven by increasing utilisation of modern jack-up rigs (built after year 2000), which stood at 87% at the end of June 2019, an increase of four percentage points from the previous quarter. This has increased by further two percentage points, to 89%, at the time of this report. This means that during 2019, utilisation for modern rigs built after 2000 has increased as much as eight percentage points, from 81% at the beginning of the year. Regions such as the North Sea, Middle East and West Africa continues to show competitive utilisation for modern units well above 90%, which continues to drive pricing higher.

In the standard jack-up segment, competitive utilisation has also increased quarter-on-quarter to 73% at the end of June 2019, and 74% at the date of this report. However, contrary to modern jack-up rigs, the increase results mainly from reductions in the competitive fleet due to retirements and cold stacking of older rigs.

The jack-up market bottomed out in 2017 at 296 units contracted. The increase in the activity is illustrated by the fact that there are 365 units contracted at the date of this report, up from 347 in our previous quarter report. The number of contracted units is, based on outstanding tenders and direct negotiations, expected to increase further. The contracted number of jack-up rigs at the peak in 2014 was more than 440 units. The number of contracted jack-up drilling rigs in the Middle East (ex. Iran) is as of this date 104, which has doubled since 2011 and is also up 14% from the peak in 2014 when oil prices were $100/bbl. This illustrates the underlying need for additional jack-up drilling rig capacity to develop low-cost oil and gas reserves.

The areas which have reduced the jack-up capacity by 50% since 2014, such as Mexico and South-East Asia, are suffering from severe production declines. In Mexico, production is down by 30% since 2014. These regions are now returning to the market and aggressively increasing the number of jack-ups in operations. Since the beginning of the year, Mexico and Malaysia has awarded more than 20 contracts, of which a significant number has still not been allocated specific rigs.

At the date of this report, there are only approximately 32 uncontracted modern jack-ups. For rigs built in 2010 or after, availability is even tighter with a total of 17 rigs available. The Company estimates that less than 16 are being actively marketed and owned by drilling contractors capable of competing in international markets, eight of these units are owned by Borr.

Demand also continues to grow, and we currently see a demand for more than 40 modern jack-up rigs in various tenders across the world. This includes demand in the UAE, where there are active tenders for eleven rigs, in addition to interest from ADNOC in buying up to ten rigs.  We also see demand for eleven rigs in Mexico including uncovered demand from the latest rounds of tenders with Pemex, ten rigs in South-East Asia, five opportunities in West Africa and five more in the Middle-East. In addition to this, there is incremental demand in markets such as China, India and Malaysia. As a result of this demand, we expect the global jack-up rig count to surpass 400 units in the next twelve months.

During the second quarter of 2019, six units were retired from the worldwide jack-up rig fleet according to IHS. The Company maintains its view that a significant number of the approximate 60 jack-up rigs that are older than 30 years and uncontracted will remain uncompetitive and unlikely to return to the active fleet in the near future, or at all. For modern rigs, contracted rig count stand at 251 representing an increase of approximately 74 rigs since 2014. A reverse trend has been observed in the standard jack-up rig segment, where contracted rig count has halved since 2014 to current levels of 114.

Outlook
The Company has since its inception gone from zero to 15 rigs in operation and generated revenue backlog of approximately $620 million. Borr has furthermore activated five newbuilds units at the shipyard in Singapore. The uniformity of the fleet and quality of the rigs has ensured that the activation costs have been in accordance with our budgeted amounts of $12 – 14 million per rig. Based on our assessment of competitors’ activation costs of rigs from non-Singaporean yards and reactivation costs for cold stacked units, the Board believes that those costs are double of that of Borr Drilling, and thereby supports our investment case of acquiring high specification assets.

The Company has developed three geographical clusters; the North Sea, Mexico and West-Africa. The strong position and good performance achieved in these markets creates significant economies of scale and positions the Company well for future incremental work from current and upcoming tenders.

The Company took a strategic decision in 2017 not to aggressively contract its fleet at the then prevailing day rates. This decision was based on anticipation of stronger day rates but also supported by the wish to gradually build the operational capabilities of the Company. Day rates have since doubled, and we have through the progressive implementation of our 15 rigs on contract shown our ability to handle the growth without sacrificing operational performance. We will continue to follow this disciplined employment strategy for our 16 available and undelivered modern rigs. We will not seek employment opportunities which does not support full activation of the rigs and we will, based on the increased tightness in the market we are now seeing, continue to seek higher day rates. Utilisation is pushing the 90% mark for modern rigs, while historically, pricing power for owners starts at 85%.

In January 2017, at the trough of the market, there were 103 stranded jack-up rigs in shipyards. That number has now dropped to 28. It shows that the market has absorbed the majority of the overhang from the shipyards. There are currently several contracts awarded to drilling contractors in Mexico and the Middle-East which have yet to source rigs. We expect some of these contracts to get re-tendered, and thereby create further demand. With the yard overhang diminishing and the fact that most of the international drilling operators now are fully committed for their rigs we expect day rates to improve further. In the jack-up recovery in the 2003-2008 cycle, rig rates moved from $95k to above $200k/day in a period of 12 months in 2005/6, as demand continued to improve.

Over the last months, Borr Drilling has fixed several rigs at day rates at or above $100k/day. We have also seen contracts by our competitors believed to be at the six-digit level. In addition, we see several tenders and contract awards in the Middle East, Mexico and South-East Asia where the operator pays parts or the full amount of mobilisation and activation costs for the rigs. With rig availability becoming limited, and access to the right equipment is getting more difficult, we expect the day rate trend to continue up. While we are currently experiencing day rates around $100k/day, it should be noted that the average day rates the last 10 years has been $145k/day and illustrates the upside potential.

The Company generated positive Adjusted EBITDA for the month of June 2019 and expects that the EBITDA level reached during Q3 will cover all operational and financial cash costs for the total fleet. Considering Borr still has another 16 available and undelivered modern units to be put into operation, the probability to generate significant cash even at current market day rates should be good.

The Company has a fleet of 30 modern jack-up drilling rigs (28 units built after 2010) which are all technically equipped to meet the oil companies’ need for more efficient and capable units. The operating rigs will have limited investment needs and will thereby secure a high Adjusted EBITDA to cash conversion over the next 10 – 15 years. Based on today’s pricing of the Borr shares, the Board currently sees no operational or financial benefit to continue to grow the asset base. Supported by these premium assets, a strong operational record, the cash we now expect to generate from operations, and the financial flexibility we have following the recent refinancing, Borr believes it is well positioned to take the leading role in the strengthening of the jack-up market we are currently witnessing.

The third quarter of 2019 will reflect full quarter operations for the five rigs that commenced contracts during the second quarter of 2019. The results will include additional income from the re-commencement of the “Norve” contract, as well as the start-up of the two rigs on contract to Pemex, the “Grid” and “Gersemi”. These eight new commencements will have material positive impact on the third quarter 2019 income statement. Based on current operations and committed contracts, Borr Drilling expects a strong growth in Adjusted EBITDA in the coming quarters.

Forward looking statements
This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include expectations regarding industry trends including activity levels in the jack-up rig industry, expectations as to global jack-up rig count and expected tenders and demand levels, strategy with respect to deployment of rigs, expectations on trends and potential in day rates and potential to generate significant cash at current day rates, delivery of newbuilds including expected delivery timing, expected ability to sell or finance currently unencumbered rigs and expected valuation, strategy and plans with respect to investments in third party securities, contract backlog, expected contracting and operation of our jack-up rigs and contract terms included estimated duration of contracts, expectations with respect to contracting available rigs including warm stocked rigs, expected ability to generate cash from operations, expected completion of sales of rigs the Company has agreed to sell, expected results in Q3 and rest of 2019, including expected strong growth in Adjusted EBITDA in coming quarters and expectation that Q3 Adjusted EBITDA will cover operational and finance costs, strategy with respect to asset base, expected business environment including statements made under “Market” and “Outlook” above,  expected funding needs and ability to meet obligations for newbuilds, and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements are included in our most recent annual report and in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission.

The information, opinions and forward-looking statements contained in this announcement speak only as of the date hereof and are subject to change without notice, and we caution readers of this presentation not to place undue reliance on these forward-looking statements. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Responsibility Statement
We confirm that, to the best of our knowledge, the interim consolidated financial statements for the first half year of 2019, which has been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) gives a true and fair view of the Company’s consolidated assets, liabilities, financial position and result of operations, and that the first half 2019 report includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 under the ticker BDRILL and New York Stock Exchange from July 31, 2019 under the ticker BORR. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

August 29, 2019
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Svend Anton Maier: Chief Executive Officer, Borr Drilling Management, +47 41427129

Rune Magnus Lundetræ: Chief Financial Officer, Borr Drilling Management, +47 90088411